UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1 — Information Contained in this Form 6-K Report

As a result of the Company’s continued commitment to implementing good corporate governance practices, the Board of Directors of the Company has amended the Company’s By-Laws (the “Amended By-Laws”) to reflect certain recent changes to the recommendations of Institutional Shareholder Services Inc. (“ISS”), a proxy voting advisory firm.  In conformance with ISS’s revised guidelines, the Amended By-Laws provide that a shareholder may nominate a director for election at an annual meeting by putting forward such nomination at any time that is at least 30 days prior to the date of the annual meeting. The Amended By-Laws are effective immediately and will be placed before shareholders for ratification at the next annual meeting of shareholders of the Company. A copy of the Amended By-Laws is filed as Exhibit 99.1 to the Report.

EXHIBIT INDEX

Number	Description

99.1	Amended By-Laws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: February 26, 2015

By:	/s/ Darren Watt
Darren Watt
Corporate Secretary